November 5, 2010

VIA EDGAR

United States Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549
Attention:  Mr. Jeffrey Riedler
       Mr. Brian Pitko

Re: Obagi Medical Products, Inc.
       Registration Statement on Form S-1 (File No. 333-170129)

Mr. Riedler and Mr. Pitko:

We are in receipt of your letter dated November 2, 2010 regarding your review of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Obagi Medical Products, Inc. (“OMPI”). We have set forth below our response to the comment raised in your letter. For ease of reference, we have included the Staff’s comment in its entirety in bold and italicized text preceding our response.

Form S-1

Incorporation of Certain Information by Reference, page 1

1.	Please revise your incorporation by reference section to include the Current Report on Form 8-K filed on October 26, 2010.

           We acknowledge the Staff’s comment and have filed a pre-effective Amendment No. 1 to the Registration Statement with the Securities and Exchange Commission (the “Commission”) concurrently herewith to modify the incorporation by reference section to include the Current Report on Form 8-K filed by OMPI with the Commission on October 26, 2010, as well as the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed by OMPI with the Commission on November 4, 2010.  We hereby undertake to file a pre-effective or post-effective amendment, as applicable, to the Registration Statement to update the incorporation by reference section each time OMPI files an annual, quarterly or current report with the Commission pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or a proxy or information statement pursuant to Section 14 of the Exchange Act, until all securities covered by such Registration Statement are sold or we have filed a post-effective amendment to deregister such securities.

U.S. Securities and Exchange Commission
November 5, 2010
Page

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           In addition, OMPI hereby acknowledges that, in the event it requests acceleration of the effective date of the Registration Statement: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           We hope that the foregoing is responsive to your inquiry. If you have further questions or comments, please do not hesitate to contact the undersigned at (562) 628-1007.

Sincerely,
/s/ LAURA B. HUNTER
Laura B. Hunter, Esq.
Vice President and General Counsel

cc: Preston S. Romm